UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                DECEMBER 22, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL SUBSIDIARY AWARDED EU GRANT TO DEVELOP MALARIA VACCINE

PRESS RELEASE

CRUCELL SUBSIDIARY AWARDED EU GRANT TO DEVELOP MALARIA VACCINE

LEIDEN, THE NETHERLANDS, DECEMBER 22, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today said the European Union had awarded a grant to its subsidiary toward the development of a Malaria vaccine. The (euro)1.7 million grant was given to a consortium of four leading groups in the field of Malaria research including Etna Biotech, a fully-owned Crucell group company. Etna Biotech is based in Catania, Italy. The Malaria vaccine will be based on Crucell's Recombinant Paramyxovirus technology.

"We are very delighted by the EU's decision to offer this grant as it further demonstrates the importance for Recombinant Paramyxovirus technology toward the development of a malaria vaccine," said Reinhard Glueck Etna Biotech's CEO. "The EU grant is by no doubt an important step toward the development of a much-needed vaccine."

About Recombitant Paramyxovirus Technology The family of Paramyxoviruses includes common disease agents such as measles, mumps and parainfluenza. Live recombinant vaccines against these diseases have greatly contributed to their reduction, especially in developed countries. The use of live recombinant viruses in vaccines thus represents a well-established method of conferring immunity against the pathogen. With the advent of reverse genetics these viruses can also be used to introduce foreign genes, encoding foreign antigens, into their recombinant genome. For instance, insertion of an RNA segment into the recombinant measles genome encoding for an immune stimulatory protein derived from Plasmodium falciparum or HIV antigens could result in immune responses that could protect against malaria and AIDS. In such cases, because the recombinant viruses retain their high immunogenic properties, they induce a strong humoral and cellular response against both their own (measles) and the foreign (malaria or HIV) proteins. Crucell holds the exclusive rights to a patented cloning technique to engineer paramyxoviruses.

About Crucell
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com http://www.crucell.com/ .

Forward-looking statements
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).

For further information please contact:

CRUCELL N.V.
Leonard Kruimer
Chief Financial Officer
Tel. +31-(0)71-524 8722
mailto:p.vermeij@crucell.com Leonard.Kruimer@crucell.com

FOR CRUCELL IN THE US:
REDINGTON, INC.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

   DECEMBER 22, 2006                              /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer